EXHIBIT 77.D
As of July 1, 2005, the Sierra Club Equity Income Fund (the "Equity Income Fund") invests at least 80% of its assets in common stocks, preferred stocks, and securities convertible into common or preferred stocks, and may invest the remainder of its assets in fixed-income securities (such as bonds) and cash equivalents. This investment policy may not be changed without at least 60 days' prior written notice to shareholders. Prior to July 1, 2005, the Equity Income Fund invested approximately 60% of its assets in stocks and 40% of its assets in fixed-income securities (such as bonds) and cash equivalents. A more detailed discussion of the significant attributes of the Equity Income Fund's new investment strategy can be found on the Sierra Club Funds Prospectus and SAI dated July 1, 2005 as filed with the SEC on July 12, 2005, and is incorporated by reference herewith.

As of September 1, 2005, the Forward International Equity Fund (formerly, Forward Hansberger International Growth Fund) (the "International Equity Fund") invests at least 80% of its assets in the equity securities (depositary receipts and common, preferred and convertible securities) of companies organized or located outside of the United States. The International Equity Fund's investment policy of investing 80% of its assets in equity securities may not be changed without at least 60 days' prior written notice to shareholders. Prior to September 1, 2005, the International Equity Fund invested at least 65% of assets in the equity securities (common, preferred and convertible securities) of companies organized or located outside of the United States. A more detailed discussion of the significant attributes of the International Equity Fund's new investment strategy can be found on the supplement to the Forward Funds Investor and Institutional Class Prospectus and SAI dated July 1, 2005 as filed with the SEC on August 12, 2005, and is incorporated by reference herewith.